SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome

Shinjuku-ku, Tokyo 150-8510, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

April 22, 2020	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

April 22, 2020

Company: LINE Corporation
Representative: Representative Director and CEO Takeshi Idezawa
Stock Code: 3938 (First Section of the Tokyo Stock Exchange)
Inquiries: Corporate Development/Investor Relations Department
Telephone: 03-4316-2050

Notice Regarding Change in Specified Subsidiary

LINE Corporation (hereinafter the “Company”) announces a change in specified subsidiaries as follows.

1.	Reason for Changing Specified Subsidiary

LINE Financial Corporation (hereinafter “LFC”), a consolidated subsidiary of the Company, resolved at its meeting of the board of directors today to execute a contribution-in-kind (hereinafter “reorganization”) of LINE Financial Asia Corporation Limited’s (a consolidated subsidiary of LFC, hereinafter “LFA”) total shares to LINE Financial Plus Corporation (hereinafter “LFP) in order to reinforce financial business position in Southeast Asia and strengthen internal controls.

Since the total capitalization of LFP has become equivalent to ten-hundredths or greater of the Company’s total capitalization with the completion of the reorganization, LFP now corresponds to a specified subsidiary. As a result of this reorganization, LFA will be dissolved and liquidated.

2.	Reorganization method

Capital increase by executing a contribution-in-kind of 100% of LFA shares owned by LFC.

3.	Overview of the Changing Specified Subsidiary (As of April 22, 2020)

(1) Name	LINE Financial Plus Corporation

(2) Location	BUNDANGNAEGOK-RO117,BUNDANG-GU SEONGNAM-SI,GYEONGGI-DO,13529,RP.KOREA

(3) Name and title of representative	Representative: Yongsu Ko, Representative Director and CEO

(4) Business	Provision of financial services

(5) Capital

KRW 1,000 million

Due to this reorganization, prior notification and/or report on integration progress may need to be filed with respective agencies in countries that have jurisdiction over LFA’s overseas subsidiaries. For this reason, the amount of capitilization after capital increase has not been determined as of today, however the amount of LFP’s capitalization after capital increase is equivalent to ten-hundredths or greater of the Company’s total capitalization.

(6) Established	March 26, 2018

(7) Principal shareholders and holding ratio	LINE Financial Corporation: 100%

(8) Relationship between LINE Corporation LINE Financial Plus Corporation	Capital relationship	LINE Financial Corporation, a subsidiary of the Company, owns 100% of total number of issued shares of LFP.

Personnel relationship

An executive officer of the Company serves as the representative director of LFP, and a director and an employee of the Company concurrently serve as directors of LFP.

The Company’s employee concurrently serves as auditor of LFP.

	Business relationship	There is no business relationship between the Company and LFP that should be disclosed.

4.	Date of Change (tentative)

August 31, 2020

5.	Future Projections

The impact of the change on the Company’s consolidated results is expected to be minimal.

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